

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 9, 2014

Via E-Mail
Scott D. Macdonald
Chief Financial Officer
Starz
8900 Liberty Circle
Englewood, Colorado 80112

> **Re: Starz**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 001-35294**

Dear Mr. MacDonald:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Robert S. Littlepage, for

                            Larry Spirgel
                            Assistant Director